UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avalon Securities, Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Fifth Avenue, 9th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lynda Davey	917-539-0006	LDavey@AvalonNetWorth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglinese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 East Lake Street, Suite 303,	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.





State of New York
County of New York

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avalon Securities, Ltd, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EUGENIA I. ZHURBINSKAYA
Notary Public, State of New York
Registration No. 01ZH6168424
Qualified in Kings County
Commission Expires June 11, 2023

Notary Public

Signature: [signature]

Title: Chief Executive Officer

March 9, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Avalon Securities, LTD.

Audited Financial Statements and

Footnotes to the Financial Statements

At December 31, 2021

Filed as Confidential Information pursuant to Rule 17a-5-3(3)
Under the Securities Exchange Act of 1934

Table of Content

Page(s)

4   Report of Independent Registered Public Accounting Firm

5   Statement of Financial Condition

6   Statement of Operations

7   Statement of Cash Flows

8   Statement of Changes in Shareholder's Equity

9 - 11   Notes to the Financial Statements

12   Schedule I & II: Computation of Net Capital / Reconciliation of Computation of Net Capital

13   Computation of Determination of Reserve Requirements / Information for Possession of Control / Reconciliation between Audited and Unaudited Statement of Financial Conditions

14   Report of Independent Registered Public Accounting Firm

15   Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2021

16   Report of Independent Reg. Public Accounting Firm on Applying Agreed-Upon Procedures

17-18   SIPC–7



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avalon Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2021, the related statements of operations, changes in **shareholders' equity**, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avalon Securities, Ltd.**'s management. Our responsibility is to** express an opinion on Avalon Securities, Ltd.**'s financial statements based on our audit. We are a public accounting** firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avalon Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Avalon Securities, Ltd.**'s financial** statements. The supplemental information is the responsibility of Avalon Securities, Ltd.**'s management. Our audit** procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avalon Securities, Ltd.**'s auditor since** 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

March 4, 2022

4

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036
Statement of Financial Condition
As of December 31, 2021

ASSETS

Cash	$ 103,040
Accounts receivable	184,466
Prepaid expense	48,000
Total Assets	**$ 335,506**

LIABILITIES & SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable & accrued expenses	$ 29,434
Commissions payable	169,952
Total Liabilities	**$199,386**

Shareholder's Equity:

Common Stock: 1,000 shares authorized, stated value $1

100 shares issued and outstanding	$ 100
Additional Paid in Capital	9,300
Retained Earnings	126,720
133,726 Total Shareholder's Equity	**$136,120**
Total Liabilities & Shareholder's Equity	**$ 335,506**

Please see the notes to the financial statements.

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036

Statement of Operations
For the Year Ended December 31, 2021

Advisory Fee Revenues	**$ 8,669,616**
Forgiveness of Note Payable: PPM Loan	15,199
Total Revenues	8,684,815
Service Providers Commission Expenses	6,862,589
Net Revenues	**$1,822,226**
General and Administrative Expenses:	
Salary Expenses	$97,784
Professional Fees	157,119
Office Rent	6,227
Service Provider Fees	1,342,154
General Administration	195,930
Total General and Administrative Expenses	**$1,799,214**
Net Income	**$23,012**

Please see the notes to the financial statements.

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036

Statement of Cash Flows
For the Year Ended December 31, 2021

Net Income	**$23,012**
Changes in Other Operating Assets & Liabilities:	
Accounts Receivable	$623,564
Prepaid Expense	14,361
Commissions Payable	(482,755)
Accounts Payable & Accrued Expenses	(41)
Note Payable: PPM Loan	(15,099)
Net Cash Changes in Other Operating Assets & Liabilities	**$140,030**
Cash provided from financing activities	
Distributions	**($113,803)**
Net cash used in financing activities	**($113,803)**
Net Increase (Decrease) in Cash During the Year	**$49,239**
Cash at December 31, 2020	**$53,801**
Cash at December 31, 2021	**$103,040**
Interest Paid During the Fiscal Year	**$100**
Income Taxes Paid during the Fiscal Year	**$0**

Please see the notes to the financial statements

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2021

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2020	100	$100	$9,300	$217,511	$226,911
Distribution				($113,803)	($113,803)
Net Income for the Year				$23,012	$23,012
Balance at December 31, 2021	100	$100	$9,300	$126,720	$136,120

Please see the notes to the financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2021

1. Organization

Avalon Securities, Ltd. ("Company") is a privately held corporation formed in New York in May 1992 for the purpose of conducting business as a securities broker dealer ("BD"). The Company is registered with the United States Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a member of the FINRA the Company is registered to market investments in debt and equities.

2. Summary of Significant Accounting Policies

The Government and Other Regulation - The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation- The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates- The preparation of the financial statements in conformity with GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues and Commissions Payable - Advisory revenues and related fees including registered representative commissions are recorded when all contracted services to a client have been provided by the Company and the Company is reasonably assured of the revenue collection. Although accrued based on GAAP, contractually the Commissions Payable are not legally owed by the Company to its registered representatives until the revenues are actually received by the Company in a cash payment.

As of December 31, 2021, the Company had accrued Accounts Receivable of approximately $184,000 related to success fees for services rendered or owed based on transactions which had closed prior to December 31, 2021. That amount was contractually obligated to be paid to the Company in various installment during the first six months of 2022 and the Company believes all of the amounts will be collected.

As of December 31, 2021, the Company had accrued Commissions Payable of approximately $170,000 based on revenues that were contractually to be received by the Company during the

first six months of 2022 although these commissions were legally only required to be paid by the Company after it had received the associated revenue.

As of December 31, 2021, the Company had no open contracts or deferred revenue.

Cash- For the purpose of calculating changes in cash flows, cash includes only cash balances. The Company does not have any short term investments.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual shareholder and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Commitments & Contingencies

The Company is not aware of any pending litigation, whether actual or contemplated, against it as of the date of these financial statements.

The Company maintains its office in New York City, New York. The Company rents its office on a "month to month" basis. Rent expense for the year ended December 31, 2021, was $6,227.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2021 through the date of this report which is the date the financial statements were available to be issued and found no material subsequent events reportable during this period.

5. Concentration of Credit Risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Related Parties

The Company did not make any payments to related parties during 2021.

The Company works with a number of parties whose employees are registered representatives with the Company. Those Company registered representatives works to provide advisory services, or market the debt or equities of the Company's clients. Revenue from these transactions approximated $7.9 million in 2021. Accounts Receivable at December 31, 2021 relating to these transactions which closed in 2021 was approximately $165,000.

7. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and

requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1.

At December 31, 2021, the Company had a positive net capital of $73,606. That net capital was $60,314 above its required net capital of $13,393 and its ratio of aggregate indebtedness to net capital was 2.7 to 1 based on a total aggregate indebtedness which included Commissions Payable with Accrued Expenses.

8. Note Payable - PPP Loan

The Company received a loan of $15,000 in May 2020 from Capital One, N.A. ("Bank") under the federal Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief and Economic Security ("CARES") Act. As of August 11, 2021, the entire loan amount of $15,199, which included unpaid interest of $199, was forgiven. This amount is reflected on the Company's statement of operations as "Forgiveness of Note Payable: PPM Loan".

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission
and
Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2021

NET CAPITAL:	
Shareholder's equity	$136,120
Non-allowable assets:	
Accounts receivable in excess of allowable payables Commission $169,952 Less accounts receivable $184,466:	(14,514)
Prepaid expenses	(48,000)
Net capital before haircuts on securities positions	**$73,606**
Less: Haircuts on securities positions	0
Undue concentration	0
Net Capital	**$73,606**
AGGREGATE INDEBTEDNESS	
Accrued expenses – commissions payable when revenues received:	$169,952
Accounts payable - third party vendors:	29,434
Accounts payable and accrued expenses per statement of financial conditions:	199,386
Less: Adjustments	0
Adjusted Aggregate Dollar of Indebtedness:	**$199,386**
COMPUTATION OF BASIS NET CAPITAL REQUIRMENT:	
Minimum requirement basis net capital equals greater of: 6-2/3% of aggregate indebtedness = greater than $13,292 or $5,000	13,292
EXCESS NET CAPITAL: Minimum Net Capital minus Net Capital	**$60,314**
Ratio of aggregate indebtedness to net capital	**2.7 x**
NET CAPITAL	
As previously reported on form X-17A-5, as amended, as of December 31, 2021	**$73,606**
Reconciling item:	None
NET CAPITAL per calculation above	**$73,606**

There was no material difference in the amount shown in the above computation and **the Company's corresponding unaudited Focus Report (Form X 17**-A-5) filing as of December 31, 2021, as amended.

See Report of Independent Registered Public Accounting Firm

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036

Computation of Determination of Reserve Requirements
Pursuant to Rule15c3-3 of the Securities and Exchange Commission

- Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

- Not applicable



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avalon Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Avalon Securities, Ltd. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Avalon Securities, Ltd. limits its business activities exclusively to (A) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (B) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (C) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB; and (D) the Company:, and Avalon Securities, Ltd. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Avalon Securities, Ltd.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2021

Avalon Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avalon Securities, Ltd..'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 4, 2022





AVALON

DRAFT COPY
PLEASE INITIAL
BELOW INDICATING
YOUR APPROVAL

INITIALS L.D.

Avalon Securities, Ltd's Exemption Report

Avalon Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 related to the Non-Covered Firm Provision of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (A) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (B) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (C) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB; and (D) the Company: (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (II) did not carry accounts of or for customers; and (III) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Avalon Securities, Ltd. met the exemption provided above throughout the year ending December 31, 2021.

Avalon Securities, Ltd.

Lynda Davey
Chief Executive Officer

Avalon Securities, Ltd. • 530 Fifth Avenue • 9th Floor • New York, NY • 10036
Tel: 212.278.8200 • www.avalonnetworth.com



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of Avalon Securities, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avalon Securities, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Avalon Securities, Ltd.'**s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Avalon Securities, Ltd.'**s** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no material differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avalon Securities, Ltd.'**s** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avalon Securities, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
March 4, 2022

16

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31,2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA 44993 DECEMBER 2021

Avalon Securities, Ltd
530 Fifth Avenue, 9th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynda Davey 917-539-0006

2. A. General Assessment (item 2e from page 2) $ 3,520

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,750)

June 30,2021
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 770

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 2,200

H. Overpayment carried forward $(1,430)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Securities, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 31 day of December, 20 31.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,674,396

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

    Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

various debt transactions & PPM - REFILED 3:30pm 01/03/2021 $6,327,646

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

    Enter the greater of line (i) or (ii)   0

    Total deductions

2d. SIPC Net Operating Revenues $ 2,346,750

2e. General Assessment @ .0015 $ 3,520

(to page 1, line 2.A.)

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